DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

February 24, 2006

06026441

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/24/2006

Christopher A. Butner
Assistant Secretary—Corporate Governance Legal
Corporate Governance Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

Re: Chevron Corporation
Incoming letter dated December 27, 2005

Dear Mr. Butner:

This is in response to your letter dated December 27, 2005 concerning the shareholder proposal submitted to Chevron by Edward F. Harrigan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

RECD S.E.C.
MAR 1 2006
1086

Enclosures

cc: Edward F. Harrigan
408 Waverly Blvd.
Ocean City, NJ 08226

PROCESSED
MAR 15 2006
THOMSON
FINANCIAL

93410

Chevron

Christopher A. Butner
Assistant Secretary -
Corporate Governance
Legal

Corporate Governance
Department
Chevron Corporation
6001 Bollinger Canyon Rd.
San Ramon, CA 94583
Tel 925 842 2796
Fax 925 842 2846
CButner@chevron.com

December 27, 2005

By Overnight Delivery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Chevron Corporation--Omission of Stockholder Proposal Submitted by Mr. Edward F. Harrigan

Dear Sir/Madam:

This submission is being filed with the Securities and Exchange Commission (the "Commission") on behalf of Chevron Corporation (the "Company") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requesting confirmation that the Staff of the Division of Corporation Finance will not recommend any enforcement action if, in reliance upon Rule 14a-8, the Company excludes from its definitive proxy materials for the Company's 2006 Annual Meeting of Stockholders ("Proxy Materials") a shareholder proposal (the "Proposal") submitted by Mr. Edward F. Harrigan ("Mr. Harrigan"). A copy of Mr. Harrigan's submission to the Company dated February 21, 2005, together with the correspondence between the Company and Mr. Harrigan, are attached hereto as Attachment A.

Pursuant to Rule 14a-8(j), six copies of this letter, including the attachments, are enclosed. One copy of this submission, including the attachments, has been sent to Mr. Harrigan for delivery simultaneously with the filing of this submission with the Commission.

The Proposal would require that all contributions, gifts or grant in excess of $100,000 be submitted for consideration by the Company's stockholders. The Company believes that the Proposal may be omitted from its Proxy Materials for the following reasons:

1. Rule 14a-8(i)(7): The Proposal Relates to the Company's Ordinary Business Operations

The Company believes the Proposal is excludable under Rule 14a-8(i)(7) as a proposal that "deals with a matter relating to the conduct of the ordinary business operations of the registrant." The Company believes the decision of the timing, amount and designation of recipients of charitable contributions are within the ordinary business operations of the Company.

The Staff has consistently stated that stockholder proposals that deal with the type or amount of charitable contributions may be omitted from a company's proxy materials under the "ordinary business operations" exclusion. *See ChevronTexaco Corporation* (February 17, 2005); *Aetna Inc.* (February 23, 2002); *Delta Airlines, Inc.* (July 29, 1999); *Kmart Corporation* (February 24, 1999). For example, in *Delta Airlines, Inc.* (July 29, 1999), the Staff concurred with the exclusion of a stockholder proposal under the ordinary business operations exclusion where the proposal would have required stockholder approval of any contribution in excess of $25,000 in a single year to any entity. Like in *Delta Airlines*, the Proposal seeks to micromanage the business of the Company by seeking a requirement that the stockholders approve the identity, timing and amount of corporate charitable contributions. This is precisely the type of proposal the ordinary business operations exclusion was meant to address. The Company thus believes the Proposal should be excluded under Rule 14a-8(i)(7).

It is noteworthy, as well, to point out that the Staff has a consitient policy of not allowing a proponent to revise a proposal under Rule 14a-8(i)(7). Thus, if any portion of the Proposal is excludable under Rule 14a-8(i)(7), the entire Proposal should be excludable. *See Kmart Corporation* (March 12, 1999); *The Warnaco Group* (March 12, 1999); *Chrysler Corporation* (Feb. 18, 1998).

2. *Rule 14a-8(i)(1): The Proposal is not a Proper Subject for Action by Shareholders*

The Company believes the Proposal is excludable under Rule 14a-8(i)(1) as a proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is organized under the laws of the State of Delaware. Under Section 141 of the Delaware General Corporation Law ("DGCL"), the business and affairs of a corporation are to be managed by the board of directors. Yet, the Proposal is mandatory and would require that all contributions in excess of $100,000 be submitted to the stockholders, which is in conflict with Section 141 of the DGCL. The Staff has stated that mandatory proposals are excludable under Rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law, unless restated in precatory terms. *See PG&E Corporation* (January 18, 2001). Thus, as stated, the Company believes the Proposal is excludable under Rule 14a-8(i)(1).

3. *Rule 14a-8(i)(5): The Proposal Relates to Operations that Account for Less Than Five Percent of the Company's Business*

The Company believes the Proposal is excludable under Rule 14a-8(i)(5) as a proposal that "relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business." At December 31, 2004, the Company's total assets were $93.2 billion, and its net income and gross revenues for the 2004 fiscal year were $13.3 billion and $155.3 billion, respectively. For the 2004 fiscal year, the Company's total charitable or community investments were $63.8 million, representing less than five percent of the Company's December 31, 2004 total assets and less than five percent of the Company's net income and gross revenues for the

2004 fiscal year. Moreover, the Proposal in no way significantly related to the Company's business. Accordingly, the Company believes the Proposal is excludable under Rule 14a-8(i)(5).

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials.

If the Commission has any questions about this matter or would like to request any further information, please do not hesitate to contact the undersigned at the telephone number or e-mail address set forth above.

Very truly yours,

Christopher A. Butner
Assistant Secretary, Corporate Governance Legal

Enclosures
cc (w/enclosures) by overnight delivery:
Mr. Edward F. Harrigan
408 Waverly Blvd.
Ocean City, NJ 08226

Attachment A
Stockholder Proposal and Correspondence

From: e.f.harrigan [mailto:efh29@hotmail.com]
Sent: Monday, February 21, 2005 8:08 PM
To: Investor Relations (INVEST)
Subject: Huge Grant to Bakersfield CA for their Literact Project.

To-: CEO and Board of Directors-: 02/ 21/ 05

I am a shareholder Of 308 shares of CVX Stock.. I understand that large Corporations have to be "Good Neighbors" to communities. This huge grant to one Community in California, however, is really going over the top. $600,000. is a lot of money to be "extracted" by Corporate Officers ,especially to be given to just one district in California, absent any shareholder's approval. I am not aware as to when the next shareholders meeting is to take place. I would like to submit my proposal to be voted upon at the next meeting.

That All Contributions, Gifts , Grants or any other form of withdrawl of CVX Corporate Funds for Special Purposes that are outside the normal operating expenses dividends. or other financial expenditures which exceed a total amount of $100,000. be submitted to the Shareholders for their consideration PRIOR to a committment or actual gift being made by CVX or any subsidiaries that they own or hold a significant ownership in..

Edward F. Harrigan
408 Waverly Blvd.
Ocean City, NJ 082265

Jimenez, Anna (njim)

From: Jimenez, Anna (njim)
Sent: Wednesday, March 16, 2005 2:02 PM
To: 'efh29@hotmail.com'
Cc: Tai, Patricia Lovett (PatriciaL.Tai); Ho, Carrie (CARH)
Subject: RE: Huge Grant to Bakersfield CA for their Literact Project.
Importance: High
Attachments: Charitable Gift-Response Letter.tif

Mr. Harrigan:

Attached is a letter in response to your email below.

Thank you.
Corporate Governance Team
ChevronTexaco Corporation

-----Original Message-----
From: e.f.harrigan [mailto:efh29@hotmail.com]
Sent: Monday, February 21, 2005 8:08 PM
To: Investor Relations (INVEST)
Subject: Huge Grant to Bakersfield CA for their Literact Project.

To-: CEO and Board of Directors-: 02/ 21/ 05

I am a shareholder 0f 308 shares of CVX Stock.. I understand that large Corporations have to be "Good Neighbors" to communities. This huge grant to one Community in California, however, is really going over the top. $600,000. is a lot of money to be "extracted" by Corporate Officers ,especially to be given to just one district in California, absent any shareholder's approval. I am not aware as to when the next shareholders meeting is to take place. I would like to submit my proposal to be voted upon at the next meeting.

That All Contributions, Gifts , Grants or any other form of withdrawl of CVX Corporate Funds for Special Purposes that are outside the normal operating expenses dividends. or other financial expenditures which exceed a total amount of $100,000. be submitted to the Shareholders for their consideration PRIOR to a committment or actual gift being made by CVX or any subsidiaries that they own or hold a significant ownership in..

Edward F. Harrigan
408 Waverly Blvd.
Ocean City, NJ 082265

ChevronTexaco Corporation
Corporate Governance Department
6001 Bollinger Canyon Road
San Ramon, CA 94583-2324
Tel 925 842 2816
Fax 925 842 2846
PatriciaL.Tai@chevrontexaco.com

Patricia L. Tai
Assistant Secretary

March 16, 2005

ChevronTexaco

Mr. Edward F. Harrigan
408 Waverly Blvd.
Ocean City, NJ 08226

Dear Mr. Harrigan:

Thank you for your email, addressed to our Chief Executive Officer and our Board of Directors, regarding ChevronTexaco's contribution to the City of Bakersfield's Literacy Project and the submission of a stockholder proposal.

Your proposal was submitted after the submission deadline for the 2005 annual meeting of stockholders, which was November 26, 2004, so we will consider it filed for the 2006 annual meeting of stockholders. We request, as described under SEC Rule 14a-8(b)(2), that you provide proof of ownership in ChevronTexaco common stock by (1) a written statement from the "record" holder (usually a broker or bank), verifying that, at the time you submitted the proposal, you continuously held the shares for at least one year or (2) a copy of a Schedule 13D/G, Form 3, Form 4 and/or Form 5 (or amendment of such) that was filed with the Securities and Exchange Commission reflecting ownership as of the date on or before the date the one year period began, together with a written statement that you have continuously held the securities for the entire year. We also request a written statement from you of your intent to continue to hold the securities through the date of the 2006 meeting of stockholders. The requested documents may be sent via U.S. mail, e-mail (corpgov@chevrontexaco.com) or facsimile (925-842-2846). Pursuant to SEC Rule 14a-8(f), we must receive the information no later than 14 days from the date you receive this letter. Enclosed is a copy of SEC Rule 14a-8 for your convenience.

We welcome dialogue with our stockholders on important issues like our community engagement program. During 2003, we completed a worldwide review of our community engagement activities. The findings of this review helped us begin to develop a more focused strategy that targets our work around key community sectors, improves our internal capability to manage and support community programs, and more clearly aligns our community initiatives with our corporate responsibility objectives. We also are increasingly seeking to partner with local, national, and international organizations in the common goal of enabling economic development and building human and institutional capacity in the areas where we operate that are most in need of support.

In 2003, ChevronTexaco made community investments around the world estimated at nearly US$61 million. In many instances, we conduct these community programs in close partnership with host governments, community groups and non-governmental organizations. ChevronTexaco employees also invest considerable volunteer time in these and other community activities.

Key education programs, aimed at elementary school children, focus on math and science. These disciplines are critical to the energy industry which depends on geologists, chemists and petroleum engineers; they also strengthen communities where traditionally there has been a shortage of graduates with math and science skills.

In Bakersfield, 75% of the children entering Bakersfield City schools have little or no literacy skills compared to 35% of children nationally. This means that children entering kindergarten are already two to three years behind their peers. It's been proven that investing in the future and building capacity, as this particular program and others like it seek to do, yield dividends. The Bakersfield program has already created some jobs, and the model used in implementing the program can be replicated throughout the U.S.

We have an unwavering commitment to being a good partner, focused on building productive, collaborative, trusting and beneficial relationships with local communities. The City of Bakersfield's Literacy Project is a way to give back to a community where we have oil and gas operations.

Sincerely,

EDWARD F. HARRIGAN
408 WAVERLY BLVD.
OCEAN CITY NJ 08226

Christopher A. Butner; Asst. Secretary
Chevron Corp.
6001 Bollinger Canyon Rd.
San Ramon, CA 94583

December 9, 2005

Dear Chris , Re:; Huge grant to a Bakersfield Literacy Project

Thank you for faxing a copy of my letter u/d 02/21/05. In my letter I proposed a shareholder's vote that would limit the amount of Charitable or Community grants by Corporate Officers would be limited to a maximum of $100,000 without the approval of the Shareholders. This is a response to our Corporate Officers granting $600,000. to a Pre-School Literacy Project in Bakersfield, CA.. I still remain firm in my position on this matter that grants exceeding a total of $100,000. should first be submitted to the share-shareholders . I am submitting this as a proposal for the Shareholders at the next Share-holders meeting.

I was a Vice -President of a Corporation and any sizeable requests for grants or gifts for an an amount that was far less than even $100,000. would, as a matter Ideology unity, be carefully scrutinized by the officers and Board of Directors. One of my concerns is that without reasonable restrictions,the Officers could become involved in a tit for tat environment to benefit their own favorite causes which could lead to "run away give aways". I am aware that Corporations have to be good neighbors, BUT, $600,000. to one entity is outrageous.

My Proposal to be submitted to a shareholder's vote for the next Share-holder's meeting remains as I originally presented it.

" That All Contributions, Gifts , Grants or any other form of withdrawls of Chevron Corp. Funds for Special Purposes that are outside the normal operations of the Corporation, be limited to a Maximum of $100,000. Any amount which exceeds the $100,000. must be submitted to the Shareholders for their consideration PRIOR to any commitment or actual gift being made by CVX, or any subsidiaries that they own or hold a significant ownership in."

I trust that the proposal and the reasons for my proposal would be presented to the Shareholders in their entirety for their considerations.

Sincerely yours,

Edward F. Harrigan

Edward F. Harrigan

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 24, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Chevron Corporation
Incoming letter dated December 27, 2005

The proposal requires shareholder approval of all contributions, gifts, grants or any other form of withdrawal of corporate funds for special purposes which exceed $100,000.

There appears to be some basis for your view that Chevron may omit the proposal under rule 14a-8(i)(7), as relating to Chevron's ordinary business operations (i.e., specific amounts of charitable contributions). Accordingly, we will not recommend enforcement action to the Commission if Chevron omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Chevron relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser